Exhibit 99.1

Cheetah Mobile Receives Notification from NYSE Regarding Delayed Form 20-F Filing

BEIJING, May 25, 2022 /PRNewswire/ — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading internet company, today announced that it received a notice from NYSE Regulation indicating that the Company is not in compliance with Section 802.01E of the NYSE Listed Company Manual as a result of its failure to timely file its Annual Report on Form 20-F for the year ended December 31, 2021 (the “2021 Form 20-F”) with the Securities and Exchange Commission (the “SEC”).

The Company was not able to file the 2021 Form 20-F by May 17, 2022, as extended from the original due date of May 2, 2022 pursuant to the Form 12b-25 submitted to the SEC on April 29, 2022. The delay is primarily because of the restrictive measures associated with the development of the COVID-19 pandemic in China. As a result, additional time is needed to gather necessary information and documents to complete the 2021 Form 20-F. The Company is making all efforts to file the 2021 Form 20-F as soon as possible.

NYSE Regulation notified the Company that the NYSE will closely monitor the status of the Company’s late filing and related public disclosures for up to a six-month period from the due date of the annual report. If the Company fails to file its annual report and any subsequent delayed filings within six months from the filing due date, the NYSE may, in its sole discretion, allow the Company’s securities to trade for up to an additional six months depending on specific circumstances, as outlined in Section 802.01E of the NYSE Listed Company Manual. It is expected by the NYSE that the Company will submit an official request for NYSE’s consideration at the appropriate time. If the NYSE determines that an additional six-month trading period is not appropriate, suspension and delisting procedures will commence pursuant to Section 804.00 of the NYSE Listed Company Manual.

About Cheetah Mobile Inc.

Cheetah Mobile is a leading internet company. It has attracted hundreds of millions of monthly active users through an array of internet products such as Clean Master, Security Master and several casual games. The Company provides advertising services to advertisers worldwide as well as value-added services including the sale of premium membership and in-app virtual items to its users. Cheetah Mobile is also committed to leveraging its cutting-edge artificial intelligence technologies to power its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Cheetah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release, and Cheetah does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Cheetah Mobile Inc.

Tel: +86 10 6292 7779

Email: ir@cmcm.com